FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2013

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the script related to Registrant’s conference call held on August 14, 2013 after the announcement of Registrant's results for the second quarter 2013.

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Registration Nos. 333-160683 and No. 333-174142) and the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476 and 333-180552).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated August 15, 2013	By:	/s/ Alon Levy
Alon Levy
General Counsel

Gilat Second Quarter 2013 Conference Call Script

August 14, 2013

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Gilat second-quarter 2013 results conference call. All participants are at present in listen-only mode. Following management's formal presentation, instructions will be given for the question-and-answer session. For operator assistance during the conference , please press *0. As a reminder, this conference is being recorded August 14, 2013.

I would now like to turn over the call to Phil Carlson from KCSA Strategic Communications to read the safe harbor. Phil, please go ahead.

Phil Carlson - KCSA Strategic Communications - IR

Thank you. Good morning and good afternoon, everyone. Thank you for joining us today for Gilat's second quarter 2013 results conference call. A recording of this call will be available beginning at approximately noon Eastern Time today, August 14th, 2013 until August 16th, 2013, at noon.

Our earnings press release and website provide details on accessing the archived call. Investors are urged to read the forward-looking statements in our earnings releases, which state that statements made on this earnings call which are not historical facts may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements, including statements regarding future financial operating results, involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results.

Gilat is under no obligation to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise. We expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities and Exchange Commission.

That said, on the call today is Erez Antebi, Gilat's Chief Executive Officer, and Yaniv Reinhold, Chief Financial Officer. Erez, please go ahead.

Erez ANTEBI - Gilat Satellite Networks Ltd. - CEO

Thank you, Phil. Good day, everyone. I would like to begin by providing a high-level overview of the second quarter and then offer a more detailed review of some of the progress we have experienced in each of our business Divisions. I will then turn the call over to Yaniv, who will walk you through the quarter's financial results. I will then summarize and open the call for questions.

The second quarter of 2013 was highlighted by new client wins, continued execution on existing projects and a significant new partnership agreement.

In the second quarter, revenues decreased 3% to $80.2 million compared to $82.8 million in the first quarter of 2013. Our non-GAAP operating income increased to $1.3 million compared to an operating income of $1.0 million in the first quarter of 2013. Our EBITDA reached $5.4 million or 6.8% of revenues, compared to $5.1 million or 6.2% of revenues in the first quarter of 2013.

Operationally, we continue our cost cutting efforts and reductions in operating expenses across the board. As an example, we recently moved the production of our RaySat antennas to Bulgaria to reduce costs. We will continue with similar streamlining efforts to reduce costs and increase profitability.

I will now discuss some of our business highlights for the quarter, starting with our Commercial Division.

Our Commercial division continued to perform well this quarter as highlighted by several new customer contract wins, continued progress through our internet access projects and a new strategic partnership.

I would first like to discuss the ongoing progress we continue to make in providing broadband internet access via multi-spot beam Ka and Ku-band satellite networks.

NBN Co. in Australia continues to progress very well. We remain well ahead of schedule to deliver the allocated sites budgeted by NBN and to date we have installed over 32,000 units.

Moving to Ka-band, In support of the SES Broadband Service, SBBS, which was launched at the end of 2012, we have already signed 6 ISPs and delivered over 10,000 CPE units with most of them installed and operational.

In Asia, our progress in the area of internet access continued in the second quarter with the signing of a strategic partnership with THAICOM, Asia’s leading satellite operator, with whom we have worked on the NBN project. As part of the agreement, we will work in collaboration with THAICOM to provide customers across the Asia-Pacific region with an integrated solution using Gilat’s satellite ground equipment and THAICOM’s THAICOM-4 (IPSTAR) high throughput satellite. The Asia-Pacific region is an important growth region for Gilat and this partnership will help further our objectives as we look to expand our business there.

We were also selected by one of the largest Southeast Asian telecommunications operators to provide satellite-based broadband Internet access to several thousand schools across Southeast Asia. For this eLearning initiative, we will be deploying our SkyEdge II HUBs and VSATs for the schools to bring internet access to thousands of school children in outlying areas.

In other areas of the commercial business we had several new customer wins including a large multi-year contract for a large USO turnkey project in Brazil providing equipment, infrastructure and services to expand coverage of telephony services to villages.

We also continue to see progress in our cooperation with Huawei. For example, in Africa, we have closed several new deals during the quarter with Huawei including one for connecting post office branches via satellite and another providing a cellular backhaul turnkey project to significantly increase capacity for a large African cellular operator.

In India, we continue to deliver on the National ATM Initiative announced earlier in the year. The contract is part of India's Ministry of Finance initiative to make financial services accessible to a greater audience across India.

We will now turn to our Defense Division. As we noted previously we recorded lower than expected sales in our Defense Division this quarter due to the budget cuts and purchasing slowdowns in the U.S. Defense Department.

We do however continue to see orders from leading U.S. Defense System integrators but at a lower level than initially anticipated. That said, and as we have noted in the past, we are targeting programs of record that are strategic in nature and as such we remain confident about the long term prospects of our Defense Division.

In the international markets, we have closed several new customer deals and have seen follow on sales to existing customers. For example, we recently completed an initial new customer sale of our Wavestream Ka Wideband amplifier to a European military organization.

We also sold our RaySat on-the-move antenna to a new Asian military customer and we secured follow on sales of 20 EagleRay 7000 antennas to an existing Asian customer.
We are progressing well with the development of the EagleRay 5000 antenna, which will be one of the first Ka / Ku multi-band on-the-move low-profile antennas on the market. We are also working on a new line of Ka wideband amplifiers for aviation and defense systems.

Finally, we look at our Services Division.

During the quarter, Spacenet has continued to position itself as a premier North American managed network services provider with a primary focus on the Enterprise, Government and Industrial sectors. We received contract extensions from several of our key lottery customers including Scientific Games International (SGI) and Intralot. We have also seen new growth from Dollar General, one of Spacenet’s largest and oldest customers.

Spacenet also saw continued growth of new Managed Services Business from Meijrs, through its partner Motorola.  We have also seen continued growth in the Energy Sector with new business from First Electric Cooperative, CenterPoint Enegry, Phillips 66 and Williams Information Technology.

In Colombia, as we announced in June, we have received a contract extension to November 2013 under which we will continue to provide broadband internet connectivity to over 1500 schools throughout the country’s outlying areas.

In Peru, we are progressing well with the Banco de la Nacion project and the project for the Peruvian Ministry of Education. Overall, we see a strong and growing pipeline for rural Internet in this region.

That concludes our business overview. I would now like to turn the call over to Yaniv Reinhold, our CFO, who will review the financials. Yaniv, the floor is yours.

Yaniv REINHOLD - Gilat Satellite Networks Ltd. - CFO

Thanks, Erez and hello everyone. I would like to remind everyone that our financial results are presented both on a GAAP and non-GAAP basis. The GAAP financial results include the effect of non-cash stock based compensation as per ASC 718 and amortization of intangible assets resulting from the purchase price allocation.

The reconciliation table in our press release highlights this data, and our non-GAAP information is presented excluding these items.

Now moving to our financial highlights for the second quarter of 2013.
Revenues for the second quarter of 2013 were $80.2 million, compared to $85.3 million for the second quarter of 2012. The decrease in revenues is mainly attributable to lower than expected sales in our Defense Division given sequestration, budget cuts and purchasing slowdowns in the U.S. Defense Department and the ending of the Compartel contract.

On a non-GAAP basis, our gross margin this quarter reached approximately 32% compared to approximately 34% in the second quarter of 2012. As we have mentioned over the past few quarters, our gross margin is affected by the regions in which we operate and the types of deals we recognize. The decrease in our gross margin this quarter was primarily due to lower than expected revenues from our Defense Division which usually carries a higher margin level and also due to our ongoing installations in Australia at NBN, which carries a lower margin level than our other projects.

On a non-GAAP basis gross R&D expenses were $7.0 million this quarter compared to $8.3 million in the second quarter of 2012. The decrease in R&D expenses reflects our integration efforts and growing synergies within the divisions. We are continuing to invest substantial funds in R&D in support of our strategy in Ka and on-the-move applications.

Moving to selling, marketing, general and administrative, on a non-GAAP basis expenses for the quarter were slightly higher at $17.7 million compared to $17.3 million for the second quarter of 2012.

On a non-GAAP basis, operating income was $1.3 million in the second quarter of 2013 compared to an operating income of $4.8 million in the second quarter of 2012.

On a non-GAAP basis, we had net loss for the quarter of $1.9 million or $0.05 per diluted share compared to net income of $3.2 million or $0.07 per diluted share in the second quarter of 2012.

As of June 30, 2013, our total cash balance, including restricted cash, net of short-term bank credits was $69.1 million. Our total debt was $42.7 million, which comprised mostly long term debt in the amount of $32 million to be paid over the next eight years.

Our net trade receivables at the end of the quarter were $62.9 million representing a DSO of approximately 71 days.

Our shareholders' equity at the end of the quarter totaled $236.1 million.

That concludes our financial review for the quarter, and now I would like to turn the call back to Erez. Erez?

Erez Antebi - Gilat Satellite Networks Ltd. - CEO

Thank you, Yaniv. Before we conclude today’s call and turn to your questions, I would like to make a few closing remarks.

We made progress in several areas during the quarter, though our financial results were softer than we had expected.  In our Defense Division, we were affected this quarter by the budget cuts and slowdowns in purchasing. As a result, we recently updated our 2013 management objectives with projections that revenues will range between $335 million and $345 million and EBITDA expecting to be approximately 7%.

In our Services Division, Spacenet continues to perform both with expanding business at existing customers as well as in bringing new customers for the managed network services offering. And while the completion of the Compartel contract has affected our revenue growth in Colombia, we are seeing a growing pipeline of opportunities in Peru.

Last but not least, our Commercial Division continues to make headway as evidenced by the progress in the NBN and SBBS projects, the new strategic partnership agreement with THAICOM and the new customers and deals we have closed in Africa, Asia and South America.

That concludes our review. We would now like to open the floor for questions. Operator, please?

Operator:
Thank you. Ladies and Gentlemen, at this time we will begin the question and answer session. If you have a question, please press *1. If you wish to cancel your request please press *2. If you are using speaker equipment kindly lift the handset before pressing the numbers. Your questions will be polled in the order they are received. Please standby while we poll for your questions. The first question is from Matthew Paul of Sidoti.  Please go ahead.

Matthew Paul:
Hi guys, good morning, thanks for taking my question. You guys acknowledged the change in your outlook for 2013 regarding the US government and the sequestration concern.  Can you kind of give a little color on your outlook moving forward and into year 2014 on that subject?

Erez Antebi:
I think it’s hard for me at this point to quantify 2014 for you. But I would like to comment on how I see the years going forward. I think that on one hand we’re seeing in the short term the budget cuts in the US defense budget and as a result of that the cuts and delays in certain programs. But if I look over a longer term, the programs that we are after, that have to do with providing satellite on the move, tactical communications to ground forces, marines, special operations forces, both in the US defense forces and in international defense forces like European, Asian, Latin American forces. We see those programs going ahead, progressing and we see that there is definitely an awareness and the requirement for this technology. Now to what extent, how exactly 2014 will look, that’s unclear to us, I think it depends a lot on how the US budget discussions will end up, but I think as a long term projectory I believe that this is an area that will grow significantly.

Matthew Paul:
Okay, thank you. Second question is on the same subject as sequestration. Does it affect your in-flight connectivity prospects, and if so, can you kind of comment on the pipeline in the commercial sector vs. the government sector for the in-flight connectivity?

Erez Antebi:
What we are providing for in-flight connectivity is for commercial use in commercial airlines, so sequestration to the best that I can guess, doesn’t have a direct effect on that. Now if I look at that then in the short term, we’re seeing orders from the integrators that are providing ku-band services on the existing satellites.  But I think that the larger prospect for us is with the launch of Global Xpress from IntelSat. Launch of that constellation and beginning to provide ka-band connectivity to in-flight planes using that. Now in that, as we’ve announced before, we are providing the amplifiers to Honeywell who will be providing all the airborne terminals for that constellation, we think that that outlook is very good going forward. Now I would note that this whole sector of in-flight broadband connectivity from our perspective is part of the results of our defense division.

Matthew Paul:	Okay, thank you guys.

Operator:	The next question is from Gunther Karger of Discovery Group. Please go ahead.

Gunther Karger:
Yes, good morning and thank you for taking my call. The question is …[not clear] the defense budgets in the US, the sequestration specifically. These are politically motivated actions that came quickly and as easily could be changed quickly depending on the political atmosphere in Washington. Do you see any specific actions that could be taken by the defense department that could reflect a change in political climat that could affect the outlook on sequestration?

Erez Antebi:	I am not sure I know how to answer that, I think that, I guess we’ll learn the result and the impact of the decisions by the US government as we learn of them.

Operator:	Sir, does that answer your question?

Gunther Karger:	Yes, thank you very much.

Operator:
If there are any additional questions, please press *1, if you wish to cancel your request, please press *2. Please stand by while we poll for more questions. The next question is from Loius de Palma of William Blair. Please go ahead.

Louis de Palma:
Hi, good morning guys. Regarding the sequestration issue again, do you guys believe that the run-rate for the first quarter represented the bottom in terms of US Department of Defense contributions or do you think that it could get worse from here going forward?

Erez Antebi:
There is no real way for us to know what will really happen with US budgets going forward. I would comment that the best of our estimates, you can see from our management objectives and our published results, that we expect the second half of the year in general for the company to be stronger than the first half. And that’s reflected in what we’ve said. But could there be different things in the government? I don’t know.

Louis de Palma:	Okay, and a follow-up on the in-flight connectivity topic. You guys recently mentioned Global Xpress. Is that associated with Inmarsat or IntelSat?

Erez Antebi:	Global Xpress is a constellation by Inmarsat.

Louis de Palma:	Right so that’s expected for 2015, right?

Erez Antebi:
They are going to the best of my recollection right now, and I may not be accurate on this so I apologize, to best of my recollection they are going to start launching in 2014 and the significant commercial service is going to be in 2015.

Louis de Palma:	Okay, and so you guys would probably start recognizing a revenue from that in 2014, if that is when they are going to start installing systems? Right?

Erez Antebi:	We should start seeing some revenues in ’14, yes.

Louis de Palma:
Okay and are there, what competitors are you going against for in-flight connectivity solutions, for this market? Because, and the reason I ask is because this market is supposed to take off in that latter stages of this year, and 2014 and 2015, so I just wanted to attempt to size the market opportunity.

Erez Antebi:
I’ll try and give a, and step back and give an overview of I’d call it, the food chain in this market and then I’ll explain in a few words where we fit in. The airlines will typically buy in-flight connectivity from a service provider. There are a number of them out there providing services now. Gogo to name one, Row44 to name another, Panasonic to name another. Now these are the service providers. They in turn go and buy technology, equipment, etc. from integrators or manufacturers, technology manufacturers such as Gilat. We have announced in the past that we are providing our amplifiers to T-Com and AeroSat which provide their technology into Row44 and Gogo. And so we have a part of that market. Panasonic is doing, has their own technology and they are doing, and in that sense we are sort of up against them if you like. It’s not that we are competing directly with them but the result is that where they win, we do not sell. Now as Inmarsat puts up a Global Xpress network then they will be providing services to the airlines and the main, actually the sole, integrator for the airborne terminals is Honeywell for all the Global Xpress airborne terminals worldwide. As we have announced in the past, we are providing, on exclusive basis, the amplifiers to Honeywell for that service. So you can see we are a step or two removed from directly working with the airlines but we have various inroads to provide our technology into that marketplace.

Louis de Palma:	And are you able to disclose the approximate cost of an amplifier for each aircraft?

Erez Antebi:	I would say that it depends, I don’t want to disclose very specific pricing but you can think that an amplifier will cost in the low tens of thousands of dollars.

Louis de Palma:	Thank you for the color. Very much appreciated.

Operator:
There are no further questions at this time. Before I ask Mr. Erez Antebi to go ahead with his closing statement, I would like to remind participants that a replay of this call is scheduled to begin two hours after the conference. In the US, please call 1-888-782-4291. In Israel please call 03-9255927. Internationally please call 972-3-9255927. Mr. Antebi would you like to make your concluding statement?

Erez Antebi:	I just want to thank you all for joining us today and we look forward to speaking with you again following the distribution of our third quarter results. Thank you very much.

Operator:	Thank you. This concludes the Gilat, this concludes Gilat’s 2nd quarter 2013 results conference call. Thank you for your participation, you may go ahead and disconnect.